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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2006

Commission File Number 333-7182-01

                                   CEZ, a. s.
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                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F [X]                      Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes [ ]                            No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:

Report No. 1:

TEMELIN TO PURCHASE NUCLEAR FUEL FROM RUSSIAN TVEL

As of 2010, Russinan TVEL will become a new supplier of nuclear fuel to Temelin Nuclear Power Plant. In the same year, a contract with American Westinghouse will terminate. Today, the representatives of CEZ, a. s., and Russian TVEL have signed a contract for the supply of nuclear fuel for two VVER-1000 reactors of Temelin Nuclear Power Plant. Namely, the contract was signed by Jiri Borovec, Vice-Chairman of the Board of Directors and Head of Generation Department, and Daniel Benes, Vice-Chairman of the Board of Directors and Head of Administration Department, for CEZ, and Anton Badenkov, TVEL Deputy President, for TVEL.

CEZ selected the new supplier of fuel for Temelin in a tender in which also the present supplier, i.e. Westinghouse, participated, besides TVEL. The contract provides for the supplies for both units for the following 10 years, i.e. until 2020. During the term of the contract, TVEL is supposed to supply approx. 400 tons of fuel. The aggregate contract value is several billion Czech crowns.

Cooperation with TVEL as a supplier of fuel to Czech nuclear power facilities comes as nothing new. TVEL is a long-time supplier of fuel to another Czech nuclear power plant in Dukovany.

In one reactor of Temelin Nuclear Power Plant, there are 163 fuel units in total containing 92 tons of fuel. Annually, approx. 1/4 of fuel, i.e. 40 units (23 tons of fuel), is replaced.

Czech nuclear power plants generate nearly 42% of the electric power production in the Czech Republic. In 2005, Dukovany and Temelin Nuclear Power Plants generated 24.7 TWh of electric power.

Report No. 2:

RESOLUTION TO EFFECT THE BUY-OUT OF PARTICIPATION SECURITIES IN SEVEROCESKA ENERGETIKA

CEZ, a. s., with its registered office in Prague 4, Duhova 2/1444, Postal Code:
140 53, Identification No. 452 74 649, announces that on May 15, 2006, its Board of Directors resolved to effect the buy-out of the participation securities in Severoceska energetika, a.s., with its registered office in Decin IV, Teplicka 874/8, Postal Code: 405 49, Identification No. 499 03 179, pursuant to the provisions of Section 183i et seq. of Act No. 513/1991 Coll., the Commercial Code, as amended.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              CEZ, a. s.
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                                              (Registrant)

Date: May 17, 2006

                                              By: /s/ Libuse Latalova
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                                                  Libuse Latalova
                                                  Head of Finance Administration
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